EXHIBIT 99.18
                                                                   -------------


[GRAPHIC OMITTED]
[VERMILION ENERGY TRUST]



                          PRESS RELEASE - MAY 20, 2004
               VERMILION ENERGY TRUST ANNOUNCES CASH DISTRIBUTION


Vermilion Energy Trust (VET.UN - TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on June 15, 2004 to all unitholders of record on May 31, 2004. The ex-distribution date for this payment is May 27, 2004. This will be the Trust's 16th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

The Trust is an international energy trust that benefits from geographically diverse production. With the completion of the recently announced closing of our acquisition in the Netherlands, approximately 45% of our production is in Western Europe. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com